Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BBQ HOLDINGS, INC.

ARTICLE 1

Name

The name of the Corporation is BBQ Holdings, Inc.

ARTICLE 2

Registered Office and Registered Agent

The registered office of the Corporation is located at 1010 Dale Street North, Saint Paul, Minnesota 55117. The registered agent at that address is C T Corporation System Inc. The Corporation will promptly file a notice of change of registered office or registered agent as required by law.

ARTICLE 3

Authorized Shares

The Corporation is authorized to issue one thousand (1,000) shares of capital stock, having a par value of one cent ($0.01) per share, all of which shall be designated common stock, to be held, sold and paid for at such times and in such manner as the Board of Directors may from time to time determine in accordance with the laws of the State of Minnesota.

ARTICLE 4

Shareholder Rights

A.	No shareholder of the Corporation shall have any preemptive rights.

B.	No shareholder of the Corporation shall have any cumulative voting rights.

ARTICLE 5

Written Action by Less Than All the Directors

Any action required or permitted to be taken at a Board meeting, other than an action requiring shareholder approval, may be taken by written action of the Board of Directors if signed by the number of directors that would be required to take the same action at a meeting at which all directors were present.

ARTICLE 6

Limitation of Director Liability

To the fullest extent permitted by law, a director shall have no personal liability to the Corporation or its shareholders for breach of fiduciary duty as a director. Any amendment to repeal this Article 6 shall not adversely affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

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